UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________
FORM 12b-25

NOTIFICATION OF LATE FILING

Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Kingsway Financial Services Inc.
Full Name of Registrant
Former Name if Applicable
150 E. Pierce Road
Address of Principal Executive Office (Street and Number)
Itasca, IL 60143
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kingsway Financial Services Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2018, by the prescribed filing date without unreasonable effort or expense because the Company and its external auditors need additional time to complete certain reviews and analyses of certain financial and other related data to be included in the Annual Report. Management is committed to providing sufficient time for its auditors to complete their review in order for the Company to prepare a complete filing. The Company expects to file the Annual Report on or before April 16, 2019.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William A. Hickey, Jr.	(847)	871-6416
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒ No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release dated March 14, 2019, which was furnished as Exhibit 99.1 to its Form 8-K filed with the Securities and Exchange Commission on March 15, 2019, reporting certain unaudited 2018 fourth quarter and year-end financial results.  The Company currently expects that the results of operations presented in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 will be consistent with the results of operations reported in such press release, except that certain of its limited liability investments will now be accounted for on a consolidated basis rather than using the equity method of accounting.  The Company does not believe any changes to its results of operations from this change in accounting for certain of its limited liability investments will be material.

Kingsway Financial Services Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2019	By:	/s/ John T. Fitzgerald
John T. Fitzgerald
Chief Executive Officer, President and Director
(Principal Executive Officer)